SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2003, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

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       PROCTER & GAMBLE
       1-4-1 PLAN



       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS
       OF JUNE 30, 2003, STATEMENT OF CHANGES IN NET
       ASSETS AVAILABLE FOR BENEFITS FOR THE NINE MONTHS
       ENDED JUNE 30, 2003, AND INDEPENDENT AUDITORS' REPORT


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PROCTER & GAMBLE 1-4-1 PLAN






TABLE OF CONTENTS
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                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits as of June 30, 2003         2

   Statement of Changes in Net Assets Available for Benefits
     for the Nine Months Ended June 30, 2003                                  3

   Notes to Financial Statements for the Nine Months Ended June 30, 2003      4


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INDEPENDENT AUDITORS' REPORT


To the Trustee of the Procter & Gamble 1-4-1 Plan:

We have audited the accompanying statement of net assets available for benefits of the Procter & Gamble 1-4-1 Plan ("the Plan") as of June 30, 2003 and the related statement of changes in net assets available for benefits for the Nine Months ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and the changes in net assets available for benefits for the Nine Months ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE LLP
------------------------------
DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

September 26, 2003


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PROCTER & GAMBLE 1-4-1 PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2003
--------------------------------------------------------------------------------

                                                                       2003
                                                                (British Pounds)
ASSETS:
  Investment in the Procter & Gamble Company stock, at fair value     3,809,038
  Cash at bank and in hand                                              648,329
  Due from The Procter & Gamble Company                                  13,826
                                                                     ----------
           Total assets                                               4,471,193
                                                                     ----------

LIABILITIES:
  Amounts due to members                                                (16,547)
  Contributions received in advance                                    (629,555)
                                                                     ----------
          Total liabilities                                            (646,102)
                                                                     ----------
NET ASSETS AVAILABLE FOR BENEFITS                                     3,825,091
                                                                     ==========

See notes to financial statements.


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PROCTER & GAMBLE 1-4-1 PLAN





STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE NINE MONTHS ENDED JUNE 30, 2003
--------------------------------------------------------------------------------
                                                                       2003
                                                                (British Pounds)
ADDITIONS (LOSSES):
  Investment income:
    Net depreciation in fair value of
      Company Stock                                                     (17,312)
    Procter & Gamble Company dividends received                          16,053
                                                                     ----------
     Total investment loss                                               (1,259)
                                                                     ----------
  Contributions:
    Contributions from Procter & Gamble companies                     1,939,757
    Contributions from participants                                   1,939,757
                                                                     ----------
     Total contributions                                              3,879,514
                                                                     ----------
  Income from The Procter & Gamble Company                               13,826
                                                                     ----------
           Total additions                                            3,892,081
                                                                     ----------

DEDUCTIONS:
  Distributions and withdrawals to participants                         (53,164)
  Administrative expenses                                               (13,826)
                                                                     ----------
           Total deductions                                             (66,990)
                                                                     ----------

NET INCREASE                                                          3,825,091

NET ASSETS AVAILABLE FOR BENEFITS:
  At commencement of Plan                                                  --
                                                                     ----------

  At June 30                                                          3,825,091
                                                                     ==========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JUNE 30, 2003
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble 1-4-1 Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by The Procter & Gamble Company ("Company") to provide a means for eligible UK employees to tax efficiently purchase shares in the Company. The scheme administrators hold the Plan assets on behalf of the Trustee of the Plan.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of their salary/wage, subject to a minimum monthly contribution of (pound)10. The participating Procter & Gamble companies (see note 5) match all contributions by employees in full.

      CONTRIBUTORY SHARES- Represent shares purchased using the employee's own contributions.

      MATCHING SHARES- Represent shares purchased using matched contributions.

      DIVIDEND SHARES- Represent shares purchased using dividend income related to the employee's shares.

      WITHDRAWALS - Participants may withdraw contributory shares from the scheme at any time; however, participants who withdraw contributory shares from the Plan within 5 years of acquisition will become liable to income tax and national insurance. Participants cannot withdraw matching shares from the Plan within 5 years of purchase, and cannot withdraw dividend shares from the Plan within 3 years of purchase.

      ADMINISTRATION - The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustee of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      PLAN COMMENCEMENT - The Plan commenced on October 1, 2003, and replaced the Procter & Gamble Matched Savings Share Purchase Plan, which ceased to be tax efficient from this date.

      LOANS - Under the terms of the plan agreement, participants are not permitted to borrow funds from their account balance.

      PLAN TERMINATION - Although the Company has not expressed any intent to do so, the Company has the right under the current scheme rules to terminate the Plan. Upon termination, amounts held by the Plan would be distributed to participants based upon the scheme rules.

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2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Sterling at the rate of exchange at June 30.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see note 5).

      The plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.    TAX STATUS

      The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2003 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    COMPANY STOCK

      At June 30, 2003, 70,483 shares of Procter & Gamble Company stock were held by the Plan. The cost of this stock at June 30, 2003, was (pound)3,826,691.

5.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      Procter & Gamble Pharmaceuticals UK Limited
      Procter & Gamble Product Supply (UK) Limited
      Procter & Gamble Technical Centres Limited
      Procter & Gamble (L&CP) Limited
      Procter & Gamble (Health & Beauty Care) Limited
      Clairol Limited
      IAMS UK Limited

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      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of
      1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom, on September 30, 2003.


PROCTER & GAMBLE 1-4-1 PLAN


By:  /S/MR T CORPS
     ---------------------
     Mr T Corps
     Director,
     Procter & Gamble Share Incentive Plan Trustee Limited,
     Corporate Trustee to the Procter & Gamble 1-4-1 Plan





                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23                         Consent of Deloitte & Touche LLP